August 14, 2007

Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	CVD Equipment Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 7, 2007
File No. 333-144336

Dear Mr. Mancuso:

In response to our conversation yesterday with Tom Jones, we have included additional disclosure in the prospectus pertaining to the “Selling Shareholders” to comply with the requirements of Item 507 of Regulation S-K. Specifically, we have added a column in the table to include disclosure of the positions with the Company held by each selling shareholder. We have also included footnote disclosure pertaining to the calculation of the selling shareholders’ beneficial ownership of common stock. Additionally, we have included footnote disclosure stating that Messrs. Rosenbaum, Teitelbaum and Temple have held the shares being sold by them for more than three years, as well as disclosure as to when the shares being sold by Mr. Swan were acquired and how much he paid for them.

Please note that the shares being offered for sale by Mr. Swan were acquired by him upon the exercise of options issued pursuant to the Company’s stock option plan. Also, please note, that in December 2006, Mr. Swan sold 1,000 shares previously acquired upon the exercise of such options pursuant to a Registration Statement on Form S-8 in effect for such plan.

We respectfully believe that the foregoing and the Amendment No. 2 to the Registration Statement filed contemporaneously herewith are responsive to your comments. If you have any questions concerning the foregoing, please contact either me at (516) 663-6610 or Adam Silvers at (516) 663-6519.

Very truly yours,

By:	/s/ Irvin Brum
Irvin Brum For the Firm